

Mail Stop 7010

July 9, 2007

Via U.S. Mail and Fax (724) 471-7305
Mr. Thomas W. Stoelk
Chief Financial Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite 121
Indiana, PA 15701

   Re: Superior Well Services, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed March 9, 2007
     File No. 0-51435

Dear Mr. Stoelk:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        /s/ April Sifford

        April Sifford
        Branch Chief Accountant